                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549

                             FORM 11-K




     (Mark One)

     [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
     OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the fiscal year ended December 31, 1995

                      OR

     [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
     OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from                 to

                  Commission file number 1-170-2

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    AMOCO EMPLOYEE SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         AMOCO CORPORATION
                      200 East Randolph Drive
                      Chicago, Illinois 60601
                      Telephone 312-856-6111

                             SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         AMOCO EMPLOYEE SAVINGS PLAN

                         By State Street Bank and Trust Company,
                         Plan Trustee and Administrator



Date: June 14, 1996      By:  ___________David C. Tolve___________
                                         David C. Tolve
                                         Vice President

                 REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of Amoco Corporation

In our opinion, the accompanying statements of net assets available for benefits (with fund information) and the related statement of changes in net assets available for benefits (with fund information) present fairly, in all material respects, the net assets available for benefits of the Amoco Employee Savings Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Amoco Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits (with fund information) and statement of changes in net assets available for benefits (with fund information) is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP

Chicago, Illinois
June 14, 1996

                    AMOCO EMPLOYEE SAVINGS PLAN


          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                      (WITH FUND INFORMATION)


                                  ________December 31,________
                                  ____1995____    ____1994____
                                      (thousands of dollars)

Assets

Investments:
  Amoco Stock Fund                $  1,996,674    $  1,942,554
  Cyprus Stock Fund                     10,114          12,999
  Money Market Fund                    816,710         576,371
  U.S. Savings Bonds                    23,475          24,583
  Balanced Fund                        141,331          96,245
  Bond Index Fund                       40,239          21,533
  Equity Index Fund                    320,721         131,289
   Total Investments                 3,349,264       2,805,574
Cash held for disbursement               1,424             786
Participant loans receivable           132,913         136,071
    Total assets                     3,483,601       2,942,431

Liabilities                                  -               -

Net assets available for benefits $  3,483,601    $  2,942,431


The accompanying notes are an integral part of these statements.

                    AMOCO EMPLOYEE SAVINGS PLAN
                    ___________________________

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
               (WITH FUND INFORMATION) (PAGE 1 OF 3)
               For the year ended December 31, 1995
                      (thousands of dollars)


                                      Amoco        Cyprus       Money
                                      Stock         Stock      Market
                                      Fund          Fund        Fund
 Additions of assets attributed to:
   Employee contributions          $   75,480     $    --     $ 50,169
   Employer contributions              82,867          --           --
   Forfeitures (net)                     (332)         --          361
   Realized gains on
     sales of investments              81,098         265           --
   Change in unrealized
     appreciation (depreciation)
     in fair value of investments     316,480         (33)          --
   Interest and dividends              84,091         368       42,079
   Participant loans (net)              6,971        (106)     (10,247)
   Interfund transfers (net)         (471,444)     (2,250)     304,103

     Total additions                  175,211      (1,756)     386,465

 Deductions of assets attributed to:

   Distributions to participants     (120,756)     (1,128)    (146,042)
   Administrative expenses               (335)         (1)         (84)

     Total deductions                (121,091)     (1,129)    (146,126)

 Net increase (decrease) in plan
   assets during the year              54,120      (2,885)     240,339

 Net assets available for
   plan benefits:

   Beginning of year                1,942,554      12,999      576,371

   End of year                     $1,996,674     $10,114     $816,710


The accompanying notes are an integral part of these statements.

                    AMOCO EMPLOYEE SAVINGS PLAN
                    ___________________________

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
               (WITH FUND INFORMATION) (PAGE 2 OF 3)
               For the year ended December 31, 1995
                      (thousands of dollars)

                                        U.S.        Bond       Equity
                                      Savings      Index        Index
                                       Bonds        Fund        Fund
 Additions of assets attributed to:
   Employee contributions             $ 1,695     $ 1,920     $ 12,612
   Employer contributions                  --          --           --
   Forfeitures (net)                       (1)         (2)         (15)
   Realized gains on
     sales of investments                  --         744        4,535
   Change in unrealized
     appreciation (depreciation)
     in fair value of investments          --       3,803       50,538
   Interest and dividends               1,244          78          482
   Participant loans (net)               (185)        187       (1,634)
   Interfund transfers (net)           (1,670)     13,810      136,522

     Total additions                    1,083      20,540      203,040

 Deductions of assets attributed to:

   Distributions to participants       (2,191)     (1,781)     (13,492)
   Administrative expenses                 --         (53)        (116)

     Total deductions                  (2,191)     (1,834)     (13,608)

 Net increase (decrease) in plan
   assets during the year              (1,108)     18,706      189,432

 Net assets available for
   plan benefits:

   Beginning of year                   24,583      21,533      131,289

   End of year                        $23,475     $40,239     $320,721



The accompanying notes are an integral part of these statements.

                    AMOCO EMPLOYEE SAVINGS PLAN
                    ___________________________

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
               (WITH FUND INFORMATION) (PAGE 3 OF 3)
               For the year ended December 31, 1995
                      (thousands of dollars)

                                                      Cash
                                                  Disbursement
                                                  Account and
                                     Balanced     Participant
                                       Fund          Loans          Total
Additions of assets attributed to:
  Employee contributions             $  7,444      $       --    $  149,320
  Employer contributions                  --               --        82,867
  Forfeitures (net)                       (11)             --            --
  Realized gains on
    sales of investments                2,826              --        89,468
  Change in unrealized
    appreciation (depreciation)
    in fair value of investments       19,648              --       390,436
  Interest and dividends                  870             646       129,858
  Participant loans (net)                 248           4,766            --
  Interfund transfers (net)            20,929              --            --

    Total additions                    51,954           5,412       841,949

Deductions of assets attributed to:

  Distributions to participants        (6,428)         (7,932)     (299,750)
  Administrative expenses                (440)             --        (1,029)

    Total deductions                   (6,868)         (7,932)     (300,779)

Net increase (decrease) in plan
  assets during the year               45,086          (2,520)      541,170

Net assets available for
  plan benefits:

  Beginning of year                    96,245         136,857     2,942,431

  End of year                        $141,331      $  134,337    $3,483,601



The accompanying notes are an integral part of these statements.

                    AMOCO EMPLOYEE SAVINGS PLAN
                      _______________________

                   NOTES TO FINANCIAL STATEMENTS


1.   Description of the Plan:

      Amoco Corporation (the "Company") established the Employee Savings Plan of Amoco Corporation and Participating Companies (the "Savings Plan") effective July 1, 1955. The Savings Plan was amended and restated effective November 29, 1994. The Savings Plan is now known as the Amoco Employee Savings Plan (the "Plan"). The Plan includes all approved companies of the controlled group of corporations included in the consolidated Federal income tax return of the Company. The purpose of the Plan is to encourage employees in the regular savings of a part of their earnings and to assist them in accumulating additional security for their retirement. The Plan provides that both employee and Company contributions will be held in a trust by an independent trustee for the benefit of participating employees. State Street Bank and Trust Company ("State Street Bank") is the Trustee and Plan Administrator of the Plan. The Company reserves the right to make any changes to or terminate the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Under the Plan, participating employees may contribute up to a certain percentage of their qualified pay on a pre-tax and/or after-tax basis. A specified portion of the employee contribution up to a maximum 6 percent is matched by the Company in the form of contributions to the Amoco Stock Fund.

     There were 34,335 participants of the various companies in the Plan at December 31, 1995, of which 28,709 were current employees. Participants are fully vested in their contributed accounts. Vesting in Company contributed accounts is dependent upon specific criteria as described in the Plan document. Forfeited Company contributions are used to decrease the Company contributions and pay administrative expenses of the Plan.

      All reasonable and necessary Plan administrative expenses are paid out of the Plan trust or paid by the Company. Generally, fees and expenses related to investment management of each fund are paid out of the respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of those funds and certain other brokerage commissions and other fees and expenses incurred in connection with those investment elections. Fees and expenses associated with U.S. Savings Bonds are paid as costs and expenses of the Plan.

             NOTES TO FINANCIAL STATEMENTS (continued)



     The contributions made by participating companies are invested by the Trustee in the Amoco Stock Fund. Each participating employee may direct that any or all cash consisting of his contributions and income credited to his accounts shall be invested or held by the Trustee in one or more of the following elections:
Amoco Stock Fund, Money Market Fund, U.S. Savings Bonds, Balanced Fund, Bond Index Fund, or Equity Index Fund.

Amoco Stock Fund

     Most Amoco Stock Fund money is used by the Trustee to purchase shares of Company common stock. The balance is held as cash or can be used to purchase short-term investments and other public and private debt, equity, and derivative securities (including options and futures contracts). There were no investments in derivative securities during the year ended December 31, 1995. The Trustee, as directed by the fund manager, makes purchases and sales of securities on the open market, in privately negotiated transactions or otherwise. From time to time the Plan also borrows funds as necessary, through available lines of credit totaling $200 million, from one or more financial institutions on a short-term basis at market rates to provide sufficient liquidity to the Amoco Stock Fund. The assets of the Amoco Stock Fund are used as security for such loans. During the year there were borrowings on the lines of credit resulting in interest of approximately $194,000, which has been included in administrative expense of the Plan. There were no borrowings on these lines of credit as of December 31, 1995.

       The  percentage  of  assets  of  the  Amoco  Stock  Fund  in investments other than Company common stock under normal circumstances is less than 5 percent. However, this figure may change as transactions are made and may be substantially higher or lower at a given time. The percentage of assets of the Amoco Stock Fund in investments other than Company common stock, primarily consisting of cash equivalents, at year-end December 31, 1995, was 2 percent.

      Shares of common stock held in the fund and dividends and other distributions on common stock are not specifically allocated to participant accounts. Instead, each participant's investment in the Amoco Stock Fund is based on the proportion of his or her investment in the fund to all Plan participants. Participants' balances in the Amoco Stock Fund are denominated in "units." The value of a unit upon the establishment of the Amoco Stock Fund at October 1, 1991 was $10.00. The value of a unit fluctuates in response to various factors including, without limitation, the price of and dividends paid on common stock, earnings and losses on other investments in the fund and the mix of assets in the fund among Amoco common stock and other investments. At December 31, 1995, there were 122,778,502 units in the fund at a unit value of $16.26. The manager of the Amoco Stock Fund is State Street Global Advisors, the investment management unit of State Street Bank.

             NOTES TO FINANCIAL STATEMENTS (continued)


Cyprus Stock Fund

      Almost all of the Cyprus Stock Fund is comprised of shares of Cyprus AMAX Minerals Company ("Cyprus") common stock. For liquidity purposes, a portion of the fund is kept as cash or placed in short-term investments. Shares of Cyprus common stock and other Cyprus securities are not allocated to participants' accounts; instead, their balances in the Cyprus Stock Fund are denominated in units. The value of a unit upon establishment of the Cyprus Stock Fund at October 1, 1991 was $5.00. The value of a unit fluctuates in response to various factors including, without limitation, the price of and dividends paid on Cyprus securities, earnings and losses on other investments in the fund and the mix of assets in the fund. At December 31, 1995, there were 1,430,173 units in the fund at a unit value of $7.07. The manager of the Cyprus Stock
Fund  is  State  Street  Bank.   Current  contributions  cannot  be
allocated to this fund. Participants may elect, however, to liquidate their investment in the Cyprus Stock Fund. This fund will cease to be an investment option effective July 1, 1996. Any participant investments remaining in the Cyprus Stock Fund after the close of business on June 28, 1996 will automatically be liquidated and invested in the Money Market Fund.

Money Market Fund

      Amounts invested in the Money Market Fund are in the Institutional Cash Management Fund for Directed Accounts (the "Cash Management Fund") established in 1984, under the First National Bank of Chicago Group Trust for Pension and Profit Sharing Trusts. The exclusive investment of the Cash Management Fund is in the Brinson Trust Company Collective Investment Trust for Pension and Profit Sharing Trusts (the "Brinson Collective Trust"). The types of investments the Brinson Collective Trust may invest in include U.S. Treasury obligations, commercial paper, bank deposits, certificates of deposit, bonds, debentures, publicly available money market funds, loan participation and other obligations; provided that no more than 20 percent of the value of the Brinson Collective Trust may be invested in longer-term investments. As of December 31, 1995, the fund was invested primarily in cash equivalents. The manager of the Money Market Fund is Brinson Partners, Inc. of Chicago. The fund manager is responsible for the selection of securities to be purchased for the Money Market Fund.

U.S. Savings Bonds

      Participant contributions in U.S. Savings Bonds are invested by the Trustee in the most recent offering issued by the U.S. Treasury. Contributions are held in participants' accounts until they are invested in U.S. Savings Bonds.

             NOTES TO FINANCIAL STATEMENTS (continued)


Balanced Fund

     The Balanced Fund is a diversified fund which offers investors a mixture of stocks and bonds. The fund is balanced by an exposure to the equity markets of approximately 60 percent and an exposure
to  the  fixed  income markets of approximately  40  percent.   The
equity component includes exposure to both the domestic and international markets. For additional liquidity, a portion of the Balanced Fund is invested in State Street's Short Term Investment Fund composed of various short-term financial instruments. A small portion of the Balanced Fund is held in derivative instruments to manage its currency and market exposures. State Street Global Advisors Inc., a subsidiary of State Street Bank, is the investment manager of the Balanced Fund. At December 31, 1995 there were 14,765,409 units in the fund at a unit value of $9.57.

Bond Index Fund

      The Bond Index Fund is invested primarily in Bankers Trust's commingled BT Pyramid Broad Market Index Fund ("BT Broad Market Fund"). The BT Broad Market Fund is part of the BT Pyramid Trust of Bankers Trust Company, of which Bankers Trust Company is the trustee. A small portion of the Bond Index Fund may be held in money market and other short-term instruments and U.S. Treasury futures contracts for liquidity purposes. The investment manager of the Bond Index Fund is Bankers Trust Company. At December 31, 1995 there were 8,185,733 units in the fund with a unit value of $4.92.

Equity Index Fund

      The Equity Index Fund is invested primarily in the BT Pyramid Equity Index Fund. The BT Pyramid Equity Index Fund is part of the BT Pyramid Trust of Bankers Trust Company. A small portion of the Equity Index Fund is invested in short-term investments and derivative instruments, such as the S&P 500 futures contracts, for liquidity purposes. The Equity Index Fund is managed by Bankers Trust Company. At December 31, 1995 there were 14,203,362 units in the fund at a unit value of $22.58.

2.   Summary of Significant Accounting Policies:

Method of Accounting
      The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation
      Common stock of the Company and of Cyprus are valued at the closing market price on the New York Stock Exchange. Common stock in other funds is also valued at market prices. Series "E" and "EE" Bonds are valued at the current redemption value prescribed by U.S. Treasury Department regulations. Interests in the Money Market Fund are valued at cost, which approximates market value. Realized gains and losses are recognized upon the disposition of investments by comparing the proceeds, or market value, to the average cost (see Note 5).

3.   Investments:

     The composition of various savings plan funds as of December
31, 1995 and 1994 was as follows:

                                               December 31,
                                           1995           1994
                                          (thousands of dollars)
Amoco Stock Fund
  Amoco Corporation common stock, at
    market value; 27,269,216 shares
    and 30,549,281 shares, respectively
    (cost -- $1,420,835 and $1,457,496,
    respectively)                       $1,959,975    $1,806,226
  Cash equivalents                          31,162       140,524
  Interest, dividends, and other
    receivables (payables)                   5,537        (4,196)
  Total                                  1,996,674     1,942,554

Cyprus Stock Fund
  Cyprus common stock, at market value;
    376,981 shares and 484,781 shares,
    respectively (cost -- $4,713 and
    $5,761, respectively)                    9,849        12,665
  Cash equivalents                             289           352
  Interest and other receivables
    (payables)                                 (24)          (18)
  Total                                     10,114        12,999

Money Market Fund
  Cash equivalents                         807,636       588,956
  Interest and other receivables
    (payables)                               9,074       (12,585)
  Total                                    816,710       576,371

U.S. Savings Bonds
  Series "E" Bonds, $25 denomination,
    at redemption value; 392 units and
    392 units, respectively (cost --
    $7 and $7, respectively)                    49            47
  Series "EE" Bonds, $50-$100
    denomination, at redemption value;
    761,063 units and 820,676 units,
    respectively (cost -- $19,119 and
    $20,619, respectively)                  23,334        24,434
  Cash equivalents                              92           102
  Total                                     23,475        24,583

                                                December 31,
                                             1995          1994
                                           (thousands of dollars)
Balanced Fund
  S&P 500 Index Fund with Futures,
    at market value; 610,099 and
    557,016 units, respectively (cost --
    $46,125 and $37,853, respectively)        59,217        39,303
  Daily Bond Market Fund, at market
    value; 3,033,207 and 2,532,902
    units, respectively (cost --
    $35,609 and $28,396, respectively)        40,154        28,280
  EAFE Daily Fund, at market
    value; 1,775,541 and 1,461,411
    units,
    respectively (cost -- $19,176 and
    $15,154, respectively)                    21,076        15,554
  S&P Midcap Index Fund at market value;
    376,606 and 284,173 units,
    respectively (cost -- $7,150 and
    $4,829, respectively)                      8,493         4,897
  Short-Term Investment Fund                  11,900         9,635
  Interest, dividends, and other
    receivables (payables)                       491        (1,424)
  Total                                      141,331        96,245

Bond Index Fund
  BT Broad Market Fund, at market
    value; 22,409,600 and 14,206,192
    units, respectively (cost --
    $35,895 and $21,307, respectively)        39,646        21,229
  Liquid Asset/Bond Index Fund, at
    market value; 372,929 and 351,091
    units, respectively (cost -- $373
    and $351, respectively)                      373           351
  Interest, dividends, and other
    receivables (payables)                       220           (47)
  Total                                       40,239        21,533

Equity Index Fund
  BT Pyramid Equity Index Fund, at
    market value; 229,243 and 131,967
    units, respectively (cost --
    $262,045 and $127,028, respectively)     316,578       132,289
  Liquid Asset Mutual Fund, at
    market value; 481,444 and 217,283
    units, respectively (cost -- $481
    and 218, respectively)                       481           218
  Interest, dividends, and other
    receivables (payables)                     3,662        (1,218)
  Total                                      320,721       131,289

Total Investments                         $3,349,264    $2,805,574

4.   Participant Loans:

      Participants are eligible to borrow from their account balances in the Plan. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested accounts or $50,000 less the highest loan balance outstanding during the preceding twelve months. The participant must execute a promissory note to take out a loan. Interest rates are fixed for the duration of the loan and charged on the unpaid balance. The interest rate charged is the prime rate as reported by the Wall Street Journal on the next to the last business day of the month preceding the month the participant applies for the loan. Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant's accounts.

5.   Sales, Redemptions, and Distributions of Securities:

      The aggregate of income realized from sales, redemptions, and distributions of securities in participants' accounts for the year ended December 31, 1995, was as follows:

                                    Average       Gains
Securities             Proceeds      Cost        Realized

Amoco Stock Fund        $893,649   $812,551       $81,098
Cyprus Stock Fund          3,475      3,210           265
Bond Index Fund           10,463      9,719           744
Equity Index Fund         42,954     38,419         4,535
Balanced Fund             33,919     31,093         2,826
  Total                 $984,460   $894,992       $89,468


     Average cost is calculated as the weighted average of the fair value of the disposed securities at the beginning of the year or acquisition cost if acquired during the year.

6.   Taxes:

     In August 1995 the Company received a ruling from the Internal Revenue Service that the Plan, as restated and amended November 29, 1994, qualifies under section 401(a) of the Internal Revenue Code. The Company reserves the right to make any amendment necessary to maintain the qualification of the Plan and Trust.

             NOTES TO FINANCIAL STATEMENTS (continued)


      Under present Federal income tax laws, it is expected that a participant will not be subject to income taxes on amounts contributed by the Company or on income accrued to the participant account until part or all of the participant account is withdrawn or distributed. Gains and losses on the sale of securities within a participant account are not reportable for income tax purposes unless withdrawn.

7.   Unrealized Appreciation on Investments:

      Unrealized appreciation on investments held, expressed in thousands of dollars, amounted to $390,436 during 1995. This amount has been reflected in the statement of changes in net assets available for benefits (with fund information) for the period. Such amounts were computed in a manner similar to that discussed in
Note 5 for computing realized income from sales, redemptions and distributions to securities.

8.   Withdrawals and Forfeitures:

      Distributions to participants are reported at market value at the date of distribution. For the year ended December 31, 1995, the balance of participants' accounts withdrawn, expressed in thousands of dollars, totaled $300,111. Disbursements in cash or securities in settlement of such accounts amounted to $299,750. The difference of $361 represented the total amount of participating Company contributions forfeited during that period.
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